Via Facsimile and U.S. Mail
Mail Stop 6010


						June 3, 2005


Samuel S. Duffey, Esquire
General Counsel
Accentia Biopharmaceuticals, Inc.
5310 Cypress Center Drive #101
Tampa, Florida 33609

Re:	Accentia Biopharmaceuticals, Inc.
	Amendment #2 to Registration Statement on Form S-1
	Filed May 16, 2005
      File Number 333-122769

Dear Mr. Duffey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-1

Risk Factors
1. Please include a stand-alone risk factor which addresses the Biovest matter discussed in the Legal Proceedings section on page
117.

We cannot be certain that we will receive "Fast-Track" status from the FDA ..., page 12
2. Please revise the discussion to clarify that even if you receive
"Fast-Track" designation, the FDA may deny regulatory approval for SinuNase.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Fair value determination of privately-held equity securities, page
56
3. We note your response to prior comment 22. We note that you have deleted several references indicating that the subject valuations were determined by an independent third party. However, there is still one reference remaining to independent valuations in the first paragraph. If the reference to the independent valuation is retained, you should name the firm and provide a consent.

Liquidity and Capital Resources

Contractual Obligations and Off-Balance Sheet Arrangements, page
77
4. We note your response to prior comment 6. However, we were unable to locate additional disclosures related to future payments to Arius.
Please advise us where this information can be found.

Description of Capital Stock

Warrants, page 143
5. Please state the expiration date for the warrants issued to Laurus
Master Fund, Ltd. and whether and how the expiration date on the warrants may be extended. Also, please clarify whether the warrants are callable and, if so, how and when you can call the warrants.

Accentia Biopharmaceuticals, Inc. and Subsidiaries Consolidated
Financial Statements
6. The proforma balance sheet indicates a date of September 30, 2005.
It appears this should indicate March 31, 2005.  Please revise.

Notes to Consolidated Financial Statements

Note 3. Acquisitions and dispositions, page F-27
7. We note your response to prior comment 12. Please explain to us supplementally how the pro rata amount for intangible assets of $5,626,000 is reflected in the purchase price of ($2,859,000) in the table below.

Note 6. Other intangible assets, page F-33
8. Clarify the nature of each asset under development. If the asset is the right to distribute a product being developed by a third party so state. If the asset is a technology that has alternative future use so state and indicate the alternative future use. Explain how you are using or will use the technology and why those assets are not being amortized currently. Ensure the description used here allows a reader to relate each asset to discussions of the project in other parts of the registration statement. Clarify those projects that are being developed by you from those under development by others.
For
those assets related to generic drugs explain why amortization has not yet begun on assets acquired in fiscal 2003 and 2004, that is, explain why development is taking so long on a generic product. Disclose why you believe none of these intangible assets have become impaired.
9. We note your response to prior comment 18. It appears as though the products under development should be amortized in accordance with paragraph 11 and 12 of SFAS 142. Since the pattern in which the economic benefits of the intangible asset will be consumed cannot be readily determined, a straight-line amortization method should be used beginning at the time the intangible asset was acquired. The useful life of an intangible asset begins on the date of acquisition.
Please revise or advise.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Vanessa Robertson at (202) 551-3649 or Lisa
Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact
Albert Lee at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Curt P. Creely
	Foley & Lardner LLP
	100 North Tampa St., Suite 2700
	Tampa, Florida 33602


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Samuel S. Duffey
Accentia Biopharmaceuticals, Inc.
June 3, 2005
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